UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO
§ 240.13d-2(a)

(Amendment No. ___)*

IVEDA SOLUTIONS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46583A105
(CUSIP Number)

Gary J. Kocher
K&L Gates LLP
925 Fourth Avenue, Suite 29
Seattle, Washington 98104
(206) 623-7580
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.        Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583A105

1.	Names of Reporting Persons Squirrel-Away LLC*
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,301,140
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,301,140
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,301,140
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.2%**
14.	Type of Reporting Person (See Instructions) OO

*           For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Iveda common stock held by Squirrel-Away LLC (“Squirrel-Away”), whose sole member is G&G Trust dated 11/3/2004 (the “Trust”), may be deemed to be beneficially owned by the Trust and by Robert Gillen and Mary Gillen, the beneficiaries of the Trust. Robert Gillen and Mary Gillen, as managers of Squirrel-Away, have voting and investment power with respect to the shares of Iveda common stock held by Squirrel-Away.

**         Based on 18,046,730 shares outstanding as of November 17, 2011.

CUSIP No. 46583A105

1.	Names of Reporting Persons G&G Trust dated 11/3/2004*
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,301,140
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,301,140
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,301,140
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.2%**
14.	Type of Reporting Person (See Instructions) OO

*           For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Iveda common stock held by G&G Trust dated 11/3/2004 (the “Trust”), may also be deemed to be beneficially owned by Robert Gillen and Mary Gillen, the beneficiaries of the Trust.

**         Based on 18,046,730 shares outstanding as of November 17, 2011.

CUSIP No. 46583A105

1.	Names of Reporting Persons Robert Gillen*
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -50,000-**
	8.	Shared Voting Power 1,301,140
	9.	Sole Dispositive Power -50,000-**
	10.	Shared Dispositive Power 1,301,140
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,351,140
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.5%***
14.	Type of Reporting Person (See Instructions) IN

*           For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Iveda common stock held by Squirrel-Away LLC (“Squirrel-Away”), whose sole member is G&G Trust dated 11/3/2004 (the “Trust”), may be deemed to be beneficially owned by the Trust and by Robert Gillen and Mary Gillen, as beneficiaries of the Trust.

**         On November 7, 2011, Mr. Gillen was granted an option to purchase 50,000 shares of Iveda common stock in connection with his appointment to Iveda’s board of directors.

***       Based on 18,046,730 shares outstanding as of November 17, 2011.

CUSIP No. 46583A105

1.	Names of Reporting Persons Mary Gillen*
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,301,140
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,301,140
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,301,140
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.2%**
14.	Type of Reporting Person (See Instructions) IN

*           For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Iveda common stock held by Squirrel-Away LLC (“Squirrel-Away”), whose sole member is G&G Trust dated 11/3/2004 (the “Trust”), may be deemed to be beneficially owned by the Trust and by Robert Gillen and Mary Gillen, as beneficiaries of the Trust.

**         Based on 18,046,730 shares outstanding as of November 17, 2011.

Explanatory Note

On May 23, 2011, the Reporting Persons filed a Schedule 13G with respect to their ownership of shares of common stock of Iveda Solutions, Inc. (“Iveda”).  In connection with the November 7, 2011 appointment of Mr. Robert Gillen to the board of directors of Iveda, the Reporting Persons are filing this Schedule 13D in order to meet their reporting obligations under Section 13d-1(e) of the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share, of Iveda.  Iveda’s principal executive offices are located at 1201 S. Alma School Rd., Suite 4450, Mesa, Arizona 85210.

Item 2.	Identity and Background.

(a)–(c), (f)

This statement is being filed jointly by Squirrel-Away LLC, a limited liability company organized under the laws of the State of Arizona (“Squirrel-Away”), G&G Trust dated 11/3/2004, a trust organized under the laws of the State of Arizona (the “Trust”), and by Robert Gillen and Mary Gillen, citizens of the United States who are residing in the State of Arizona (collectively with Squirrel-Away and the Trust, the “Reporting Persons”).  G&G Trust is the sole member of Squirrel-Away, and Mr. Gillen and Ms. Gillen are the managers of Squirrel-Away.  Mr. Gillen and Ms. Gillen are also the beneficiaries of the Trust.

The principal business of Squirrel-Away and the Trust is to make, manage and hold the investments of Mr. Gillen and Ms. Gillen.  Mr. Gillen’s principal occupation is as an attorney.  Ms. Gillen’s principal occupation is as office manager.

The address of each of the reporting persons is Law Offices of Robert D. Gillen, Ltd., 7500 E. Pinnacle Peak Road, Suite A-106, Scottsdale, AZ 85255.

(d)–(e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Squirrel-Away purchased the Iveda common stock it owns with capital contributions from the Trust, which were contributed to the Trust by Mr. Gillen and Ms. Gillen.

Mr. Gillen was granted an option to purchase 50,000 shares of Iveda common stock in connection with his appointment to the board of directors of Iveda.

Item 4.	Purpose of Transaction.

In a Schedule 13G filed on May 23, 2011, Squirrel-Away LLC reported that it beneficially owned 1,151,140 shares of Iveda common stock.  On November 3, 2011, Squirrel-Away LLC purchased an additional 150,000 shares of Iveda common stock in a private placement transaction at a purchase price of $1.00 per share.  These purchases were made for investment purposes only.

On November 7, 2011, Mr. Gillen was appointed as a director of Iveda.  In connection with his appointment, the board of directors of Iveda granted Mr. Gillen an option to purchase 50,000 shares of Iveda common stock at an exercise price of $1.05 per share, pursuant to a non-qualified stock option agreement issued under the Iveda 2010 Stock Option Plan.  The options are fully vested and exercisable upon grant and expire 10 years after the date of grant.

Item 5.	Interest in Securities of the Issuer.

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Iveda common stock beneficially owned by each of the Reporting Persons.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Iveda common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition of the shares.

(c)  Except as disclosed in Item 4, during the past 60 days, the Reporting Persons have not effected any transaction in the shares of Iveda common stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

In September 2011, Mr. Gillen loaned Iveda $45,000, payable within one year.  Interest on the loan is payable in 45,000 warrants to be issued at an exercise price of $1.10, exercisable within three years of issuance.  In October 2011, the Board approved the issuance of the warrants.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2011
SQUIRREL-AWAY, LLC

/s/ Robert Gillen
By: Robert Gillen

G&G TRUST DATED 11/3/2004

/s/ Robert Gillen
By: Robert Gillen, Beneficiary

ROBERT GILLEN

/s/ Robert Gillen

MARY GILLEN

/s/ Mary Gillen

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Dated:  November 17, 2011
SQUIRREL-AWAY, LLC

/s/ Robert Gillen
By: Robert Gillen

G&G TRUST DATED 11/3/2004

/s/ Robert Gillen
By: Robert Gillen, Beneficiary

ROBERT GILLEN

/s/ Robert Gillen

MARY GILLEN

/s/ Mary Gillen